January 4, 2012

Gratification Delayed

Dear Shareholders,


It would be nice if stock market and economic cycles started on January 1st and ended on December 31st of each year, but they don't.

The current economic recovery started in early 2009 after the most significant financial meltdown since the Depression of the 1930's. This recovery has been painfully slow as we watched everything from our baseball card collection to our homes decline in value. Although it may not seem like it, the stock market recovery - and more specifically our stock Growth & Income Fund is up 53.3% or an annualized 15.3% over three recovery years. This compares favorably with the S&P 500 index which is up 45.7% or an annualized 13.1%.

The above cited three recovery year performance numbers are despite the fact that 2011 was not a good year for the Elite stock fund. We were down 13.0% which does not compare favorably with the S&P 500 down a fraction of one percent, and NASDAQ and Value Line indices down 1.8% and 11.4% respectively. The principal reason for our decline in value was a fourth quarter collapse in precious metal stocks (gold & silver.) We bought our first gold stock in November 2009 as we were becoming increasingly worried about our Government and other World governments' ability to sustain excessive spending without printing money. The global economic, financial and political concerns that have been driving investors toward gold still exist, and have in fact become more compelling. For that reason we will maintain our 18% portfolio weighting in precious metal stocks.

In our last several letters I became increasingly positive on achieving above average returns, only to be derailed by an avalanche of bad news- mostly originating from Europe. I have no reason to abandon that point of view and will repeat my belief that stocks are more undervalued now than at the generational bottom back in 2009. Gratification has been delayed, not denied.

Interest Rates/ Income Fund

The Elite Income Fund completed another year of solid returns. My story to our investors is that we are looking to achieve returns better than those available in money market funds or bank CD's. The 4.8% return for 2011 met and exceeded our expectations and compares favorably with the Lipper Short-Term and Intermediate-Term bond Indices up 1.6% and 6.2% respectively.


Warm Regards,

Dick McCormick

NAV Value as of 12/30/11

Elite Income Fund: $10.35

Growth & Income: $13.28